July 25, 2024

Li Mingguang
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033, China

       Re: China Life Insurance Company Limited
           Form 20-F for the Fiscal Year Ended December 31, 2022
           File No. 001-31914
Dear Li Mingguang:

        We have completed our review of your filing and have determined not to issue additional comments. Our decision not to issue additional comments regarding your prior responses and the disclosure in your Form 20-F should not be interpreted to mean that we either agree or disagree with your responses or your disclosure regarding the presence of CCP officials on your Board of
Directors or the Boards of Directors of your consolidated foreign operating entities, including any conclusions you have made and positions you have taken with respect to such disclosure. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Disclosure Review
Program
cc:   Nicholas Pellicani